SUEZ

07026011

Florianópolis, July 23th, 2007.

RECEIVED

CE DF-0037/2007

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

Please find enclosed the following documents translated form Portuguese to English:

- Minutes of the Eightieth Meeting of the Board of Directors;
- Minutes of the Eighty First Meeting of the Board of Directors;
- Announcement to the Market - First Alternative Energy Sources Auction - ANEEL
- Material Fact - Market Maker;
- Minutes of the Twentieth Extraordinary General Meeting - Aquisition of the Companhia Energética São Salvador;

These documents, issued by Tractebel Energia, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Luciano Flávio Andriani
Financial and Investor Relations Director, in exercise

PROCESSED
AUG 2 2 2007
THOMSON FINANCIAL

cc.: Juliana Dager, The Bank Of New York

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4
CORPORATION

SUMMARY OF THE MINUTES OF THE EIGHT MEETING OF TRACTEBEL ENERGIA S.A.'S BOARD OF DIRECTORS

On the 13th day of June, year 2007, at 10p.m., at Av. Almirante Barroso, No. 52, 14th floor, room 1401, in the city and state of Rio de Janeiro, upon regular notice of call, the members of Tractebel Energia S.A.'s Board of Directors, Directors Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Luiz Antonio Barbosa, José Pais Rangel e Antonio Alberto Gouvêa Vieira and, as the Directors Dirk Beeuwsaert, Jan Franciscus Maria Flachet e Pierre Michel Philippe Chareyre were not able to attend, their respective substitutes, Alternate Directors Gil de Methodio Maranhão Neto, Luiz Eduardo Simões Viana and José Carlos Cauduro Minuzzo, representing the majority of the Board of Director's members, held a meeting. The meeting was chaired by the Director Maurício Stolle Bähr, who appointed me, José Moacir Schmidt, as secretary of the meeting, the appointment being duly accepted by the other Directors. After welcoming the Directors attending the meeting, the Chairman convened the meeting and started the discussion regarding the matters contained in the **Agenda** and in the **notice of call CA-006/2007**, as of June 6th, 2007, as follows: **Item 1** – to set the compensation of the debentures of the 1st and 2nd series of the second issue of the Company ("Debêntures" and "Second Issue", respectively), object of the public distribution under the First Distribution Program of Debentures of the Company, as approved in the Seventy-Ninth Meeting of the Board of Directors held on the 21st day of May, year 2007; **Item 2** – to set the number of Debentures to be allocated between the 1st and 2nd series of Debentures of the Second Issue; **Item 3** – ratification of the execution of the "Private Debentures Issue Indenture of Simple, Without Guarantee Nor Preference Debentures not convertible into shares issued by Tractebel Energia S.A." ("Escritura Particular da 2ª Emissão de Debêntures Simples, Não Conversíveis em Ações, em Duas Séries, da Espécie Sem Garantia Nem Preferência da Tractebel Energia S.A.") which was entered into on the 22nd day of May, year 2007 ("Indenture"), and to authorize its amendment; and **Item 4** – general matters. After discussing the subject matter, the President started the voting proceedings in connection with each item of the Agenda, and the Directors have resolved the following: **<u>RESOLUTIONS</u> unanimously approved by the Directors attending the meeting, without restriction: Item 1** – pursuant to the results of the bookbuilding proceedings ("Bookbuilding Procedure") conducted by the financial institutions responsible for the coordination of the distribution ("Bookbuilding Procedure"), the final applicable compensation to which the Debentures of the Second Issue are entitled is hereby approved, and the Debentures shall be entitled to an interest calculated based on a fixed rate of 7.00% (seven per cent) per year, base 252 (two hundred and fifty two) business days, levied on the unit par value of the Debentures adjusted by the "Índice de Preços ao Consumidor Amplo" – "IPCA", calculated and published by the Brazilian Institute of Geography and Statistics ("Instituto Brasileiro de Geografia e Estatística" – "IBGE"), calculated on the compound capitalization methodology, on a *pro rata temporis*

basis, per business days, in accordance with the Indenture; **Item 2** – as per the result achieved in the Bookbuilding Procedure, it is hereby approved the allocation of the totality of the Debentures in the 1st Series of the Second Emission, and, therefore, the Second Issue shall be carried out in a singular series; **Item 3** – it is hereby ratified the execution of the Indenture by the Board of Officers of the Company and approved the amendment to the Indenture, as to reflect the resolutions of this Meeting of the Minutes of the Board of Directors of the Company, primarily with regard to the allocation of the totality of Debentures in a singular series and the final compensation of the Debentures, as well as in connection with any other necessary amendments arising out of the resolutions taken in 1 and 2 above; and **Item 4** – there was no further matters to be discussed. The President offered the floor to the Directors attending the meeting and, as no one would take the floor, the President adjourned the meeting for the time required to draw these minutes up, which after being read and signed by the Directors attending the meeting, including the President, and myself. City Rio de Janeiro, State of Rio de Janeiro, June 13th, 2007. I, in the position of secretary of the Eight Meeting of the Board of Directors of Tractebel Energia S.A., declare that the above wording is a complete, true and correct copy of the minutes of pages 0173 and 0174 of Book No. 1 of the Minutes of the Board of Directors of Tractebel Energia S.A., and that such minutes was signed by the Directors Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Luiz Antonio Barbosa, José Pais Rangel, Antonio Alberto Gouvêa Vieira, Gil de Methodio Maranhão Neto, Luiz Eduardo Simões Viana and José Carlos Cauduro Minuzzo, and by myself, José Moacir Schmidt, as secretary. City of Florianópolis, State of Santa Catarina, June 13th, 2007.

José Moacir Schmidt
Secretary

CNPJ/MF 02.474.103/0001-19 – NIRE 4230002438-4
A PUBLICLY HELD COMPANY

MINUTES OF THE EIGHTY-FIRST MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On July 2 2007 at 5:00 p.m. at Av. Almirante Barroso, 52, 14th floor, room 1401 in the city and state of Rio de Janeiro, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Jan Franciscus Maria Flachet, Victor-Frank de Paula Rosa Paranhos, Luiz Antônio Barbosa, José Pais Rangel, Antonio Alberto Gouvêa Vieira and in the light of the absence of the effective director, Dirk Beeuwsaert, the respective alternate, Gil de Methodio Maranhão Neto, representing the majority of the Board's members. The meeting was presided by the Chairman of the Board of Directors, Maurício Stolle Bähr, who proposed that I, José Moacir Schmidt, should act as secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman called the meeting to order placing the matters on the **Agenda of the Day** in discussion and as itemized in the **convening notice CA-007/2007** of June 22 2007 as follows: **Item 1** – To approve an investment of up to R$ 192 million for the installation of a electricity co-generation and steam unit in the state of São Paulo; **Item 2** – To approve the incorporation of the company Lagoa Formosa Bioenergética Ltda. for executing the implementation of the co-generation unit mentioned in item 1; and **Item 3** – General matters. Following discussion of the matters, the Chairman put the items on the Agenda to the vote, and following detailed clarifications, the Directors resolving as follows: **RESOLUTIONS: Item 1** – **Unanimously** approved pursuant to RAD-PGT-0002/2007 of June 22 2007 and DD-324-0001 of June 26 2007, investments of up to R$ 192 million for the for the installation of an electricity co-generation and steam unit in the state of São Paulo using cane bagasse as fuel according to the business model shown in the slides filed at the Company's registered offices; **Item 2** – For the purposes of executing the investment approved in the preceding item, the Directors **unanimously** approved the incorporation of a Specific Purpose Company (SPE) Lagoa Formosa Bioenergética Ltda., pursuant to the "Private Agreement for Constitution of Lagoa Formosa Bioenergética Ltda.", which shall be filed at the Company's registered offices, the Board of Executive Officers being authorized to adopt all measures and practice all acts necessary for the implementation of this resolution; and **Item 3** – there were no other matters for discussion. The floor being given to the Directors present and no other point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, José Moacir Schmidt, draft these minutes. The said minutes having been subsequently read and found correct were duly signed by the members of the Board of Directors present, including the Chairman, and by myself as Secretary. Rio de Janeiro RJ, July 2 2007.

Maurício Stolle Bähr Chairman	Manoel Arlindo Zaroni Torres Director

Victor-Frank de Paula Rosa Paranhos
Director

Jan Franciscus Maria Flachet
Director

Luiz Antônio Barbosa
Director

José Pais Rangel
Director

Antonio Alberto Gouvêa Vieira
Director

Gil de Methodio Maranhão Neto
Alternate Director

José Moacir Schmidt
Secretary



TRACTEBEL ENERGIA S.A.

A PUBLICLY HELD COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

ANNOUNCEMENT TO THE MARKET

Florianópolis, June 18, 2007 - Tractebel Energia S.A. today took part in the first alternative energy sources auction organized by ANEEL (the National Electricity Regulatory Agency). The energy sold, 23 MW at R$141.16/MWh, will be generated by the São João Thermoelectric Power Plant, a sugar cane biomass project to be constructed in consortium with Dedini Açúcar e Álcool, a component of the Dedini Agro Group. The project will begin operations on January 1, 2010.

The co-generation plant is to be located in São João da Boa Vista, state of São Paulo with an installed capacity of 70 MW. Tractebel Energia S.A. will have a 63% stake in the project through the intermediary of a Specific Purpose Company (SPC), the remainder being held by Dedini Açúcar e Álcool.

Manoel Arlindo Zaroni Torres	Marc Verstraete
Chief Executive Officer	Finance and Investor Relations Director



TRACTEBEL ENERGIA S.A.

A PUBLICLY HELD COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

MATERIAL FACT

Pursuant to the provisions of CVM Instruction 358 of January 3 2002, Tractebel Energia S.A. ("Tractebel") announces to its shareholders and the market in general that in accordance with CVM Instruction 384 of March 17 2003, it has hired BANCO UBS PACTUAL S.A., a joint stock company with registered offices at Praia de Botafogo, 501, 5th and 6th floors in the city and state of Rio de Janeiro, enrolled in the Brazilian corporate tax register (CNPJ/MF) under number 30.306.294/0001-45, to exercise the function of market maker for its common shares ("TBLE3") on BOVESPA - the São Paulo Stock Exchange ("Market Maker") until September 1 2008, renewable merely through the express manifestation to this effect by the parties concerned. The purpose is to enhance the liquidity of the aforementioned shares. Tractebel further informs that it has a free float of 204,229,559 common shares and that it has not signed any agreement regulating the exercise of voting rights or the purchase and sale of its own shares with the market maker.

Florianópolis, July 5 2007.

Marc Verstraete
Finance and Investor Relations Director

CNPJ 02.474.103/0001-19

MINUTES OF THE TWENTIETH EXTRAORDINARY GENERAL MEETING OF TRACTEBEL ENERGIA S.A.

On June 14 2007 at 2:00 p.m. at the Company's registered offices situated at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, the shareholders of Tractebel Energia S.A. met, representing a quorum of more than 2/3 (two thirds) of the capital stock with voting rights pursuant to the registers and signatures in the "Shareholders' Presence Register", for the purpose of deliberating on the matter in the Agenda of the Day. Calling the meeting to order, Maurício Stolle Bähr, Chairman of the Board of Directors, to whom it is incumbent to chair the said meeting as President and pursuant to Article 12 of the Company Bylaws, proposed as Secretary José Moacir Schmidt, the proposal being duly seconded. Opening the agenda of the day, the President thanked the presence of the shareholders, Manoel Arlindo Zaroni Torres, Managing Director of the Company, Ricardo Szlejf, representative of Banco Santander Banespa S.A. and Ricardo de Lima Assaf, representative of Machado Meyer, Sendacz e Opice. The Chairman then informed that these minutes would be drafted in the form of a summary of the events, pursuant to Article 130, Paragraph 1 of Law 6,404/76, and that this Meeting had been correctly convened through a notice published in the newspapers Valor Econômico, Diário Oficial do Estado de Santa Catarina and Diário Catarinense editions of May 30 and 31 and June 01 2007, requesting me to read as transcribed as follows: ***"Extraordinary General Meeting – Convening Notice –*** *Pursuant to the legal and statutory provisions, the shareholders of* ***Tractebel Energia S.A.*** *are hereby convened for an Extraordinary General Meeting to be held on June 14 2007, commencing at 2:00 p.m. at the Company's registered offices situated at Rua Antônio Dib Mussi, 366, Centro, in the city of Florianópolis, capital of the state of Santa Catarina, with the following Agenda of the Day: 1. Pursuant to Article 256, Paragraph 1 of Law 6,404/1976, as amended, to ratify the acquisition of the totality of the common and preferred shares issued by Companhia Energética São Salvador - CESS held by Suez Energy South America Participações Ltda., as approved unanimously by the Directors at the 78th Meeting of the Board of Directors of Tractebel Energia S.A. held on May 15 2007. Pursuant to Article 135, Paragraph 3 of Law 6,404/1976, we inform that the following are available to shareholders at the Company's registered offices, (i) the economic and financial Appraisal Report of CESS prepared in accordance with Article 8 of Law 6,404/1976 and (ii) the Share Purchase Agreement and Other Agreements signed between the Company and Suez Energy South America Participações Ltda. on May 29 2007. Pursuant to the appropriate legislation and Article 13 of the Bylaws, the shareholders should substantiate their condition as shareholders within 72 (seventy-two) hours before the holding of the Meeting, by depositing the documents proving title to the shares of Tractebel Energia S.A., to be delivered at the Company's registered offices during business hours. Florianópolis, May 30 2007. Maurício Stolle Bähr, Chairman of the Board of Directors".* Proceeding with the meeting, the President presented to the meeting for discussion the **item of the Agenda of the Day of this Twentieth Extraordinary General Meeting:** **Item 1** –Pursuant to Article 256, Paragraph 1 of Law 6,404/1976, as amended, the signing by the Company of the Share Purchase Agreement and Other Agreements, signed on May 29 2007 ("Purchase Agreement") and consequently, the acquisition of the totality of common and preferred shares issued by Companhia Energética

São Salvador - CESS held by Suez Energy South America Participações Ltda., as approved unanimously by the Directors at the 78th Meeting of the Board of Directors of Tractebel Energia S.A. held on May 15 2007. **Resolutions:** On a unanimous vote and without any restrictions, the shareholders resolved to ratify the signature by the Company of the Share Purchase Agreement with respect to the acquisition of 134,471,571 (one hundred and thirty-four million, four hundred and seventy-one thousand, five hundred and seventy-one) common shares and 134,471,576 (one hundred and thirty-four million, four hundred and seventy-one thousand, five hundred and seventy-six) preferred shares issued by CESS, held by Suez Energy South America Participações Ltda., representative of 99.99% of the voting capital and 99.99% of the total capital of its capital stock, duly issued and paid in. The Chairman informed those present that the shareholder Banco Clássico S.A., absence of which was justified, had sent the following manifestation of Voting Declaration, in the following terms: *BANCO CLÁSSICO S.A., a corporate private sector entity, enrolled in the corporate taxpayers' register (CNPJ/MF) under number 31.597.552/0001-52, with registered offices and jurisdiction in the city and state of Rio de Janeiro at Av. Presidente Vargas, 463 / 13th floor, Centro, represented in this act, pursuant to Article 10 of its Bylaws, by its Directors JOSÉ PAIS RANGEL, Brazilian, married, lawyer, bearer of ID number 22.191-OAB/RJ, enrolled in the private taxpayers' register (CPF/MF) under number 239.775.667-68, and JOSÉ JOÃO ABDALLA FILHO, Brazilian, single, banker, bear of ID number RG 1.439.471 SSP/SP, enrolled in the private taxpayers' register (CPF) under number 245.730.788-00, resident and domiciled in the city of Rio de Janeiro, in the position of minority shareholder, owner of 10% (ten percent) of the common shares issued by Tractebel Energia S.A., a corporate private sector entity with registered offices at Rua Antônio Dib Mussi, 366, in the city of Florianópolis, state of Santa Catarina, enrolled in the corporate taxpayers' register (CNPJ/MF) under number 02.474.103/0001-19, given the justified absence from the 20th Extraordinary General Meeting of Tractebel Energia S.A., which will be held on June 14 2007 at 2:00 p.m. at the Company's registered offices, considering the item in the Agenda of the Day in the Convening Notice was exhaustively discussed at a meeting of the Board of Directors of the Company being unanimously approved by the Directors present, among which representatives of the minority shareholders, as well as based on the conviction that the acquisition in question represents a good business opportunity for Tractebel Energia S.A. and its shareholders, does hereby manifest in this DECLARATION OF VOTE the ratification of the operation for the purchase of the totality of common and preferred shares issued by Companhia Energética São Salvador – CESS held by Suez Energy South América Participações Ltda, as approved unanimously at the 78th Meeting of the Board of Directors of Tractebel Energia S.A., held on May 15 2007. Rio de Janeiro, June 13 2007. JOSÉ JOÃO ABDALLA FILHO, Managing Director and JOSÉ PAIS RANGEL, Vice President.* **Conclusion:** The floor being given to the shareholders present and no point of order being raised, the President thanked the presence of all and declared the work of this Extraordinary General Meeting concluded, requesting that these Minutes be drafted. The said minutes having been subsequently read and found correct, were duly signed by the President and by the shareholders present, representing more than 2/3 (two thirds) of the voting capital of the Company, and by myself, Secretary, extracting the necessary counterparts for legal purposes. Florianópolis, June 14 2007.

SCHRODER INTERNATIONAL SELECTION FUND – LATIN AMERICAN
THE TEXAS EDUCATION AGENCY
MERRILL LYNCH LATIN AMERICA FUND INC

(p/p Dynamo Adm. de Recursos Ltda.)
ASCESE FUNDO DE INVESTIMENTO EM AÇÕES
CLASSE A FUNDO DE INVESTIMENTO EM AÇÕES
DYNAMO COUGAR FUNDO DE INVESTIMENTOS EM AÇÕES
FEBRA FUNDO DE INVESTIMENTOS EM AÇÕES
FUNDO DE INVESTIMENTO EM AÇÕES LUMINA
DYNAMO PUMA II FUNDO DE INVESTIMENTOS EM PARTICIPAÇÕES
PUMA INVEST LLC
SAMAMBAIA IV FUNDO DE INVESTIMENTO EM AÇÕES
TNAD FUNDO DE INVESTIMENTO EM AÇÕES

Representative of Banco Santander Banespa S.A., in the position of appraiser of CESS:

RICARDO SZLEJF

Representative of Machado, Meyer, Sendacz e Opice, in the position of legal advisor for the Transaction:

RICARDO DE LIMA ASSAF

END